Filed Pursuant to Rule 424(b)(3)
Registration No. 333-168227

DIREXION SHARES ETF TRUST II

Direxion Daily Gold Bull 3X Shares (BAR)

Supplement dated May 29, 2015

to the Prospectus dated October 31, 2014, as last supplemented May 26, 2015

Effective May 29, 2015, Jefferies LLC will no longer serve as the Futures Commission Merchant (“FCM”) for the Direxion Shares ETF Trust II. The FCM for the Direxion Shares ETF Trust II will be ADM Investor Services, Inc.

Accordingly, the disclosure under the “Futures Commission Merchant” section on page 45 of the Prospectus is replaced with the following:

FUTURES COMMISSION MERCHANT

ADM Investor Services, Inc. (“ADMIS”), in its capacity as a registered Futures Commission Merchant, serves as the Fund’s clearing broker and as such will arrange for the execution and clearing of the Fund’s futures and options on futures transactions. ADMIS acts as clearing broker for many other funds and individuals.

ADMIS is a registered futures commission merchant and is a member of the National Futures Association. Its main office is located at 141 W. Jackson Blvd., Suite 1600A, Chicago, IL 60604. In the normal course of its business, ADMIS is involved in various legal actions incidental to its commodities business. None of these actions are expected either individually or in aggregate to have a material adverse impact on ADMIS.

Litigation and Regulatory Disclosure Relating to FCMs

ADM Investor Services, Inc. (“ADMIS”)

Neither ADMIS nor any of its principals have been the subject of any material administrative, civil or criminal actions within the past five years, except the CFTC Order entered on September 30, 2013. In the September 30, 2013 order, the CFTC found that prior to July, 2011, ADMIS combined the funds of certain ADM affiliates with the funds of customers in violation of Section 4d(a)(2) of the Commodity Exchange Act and Commission Regulation 1.20(c). The order imposed a civil monetary penalty of $425,000.

The third paragraph under the “Use of Proceeds” section on page 58 of the Prospectus is replaced with the following:

The Sponsor has selected ADMIS as its FCM. ADMIS, in its capacity as a registered FCM, serves as a clearing broker to the Trust and the Fund and as such arranges for the execution and clearing of the Fund’s futures and options on futures transactions. ADMIS acts as clearing broker for many other funds and individuals. ADMIS is registered as a FCM with the CFTC and is a member of the NFA. ADMIS is a clearing member of the CBOT, CME, NYMEX, and all other major United States commodity exchanges. ADMIS is not affiliated with and does not act as a supervisor of the Trust or the Fund or the Sponsor, the Trustee, the Administrator, or the Custodian. ADMIS is not acting as an underwriter or sponsor of the offering of the Shares and has not passed upon the merits of participating in this offering. ADMIS has not passed upon the adequacy of this Prospectus or on the accuracy of the information contained herein. ADMIS does not provide any commodity trading advice regarding the Fund’s trading activities. Investors should not rely upon ADMIS in deciding whether to invest in the Fund or retain their interests in the Fund. Prospective subscribers should also note that the Sponsor may select additional clearing brokers or replace ADMIS as the Fund’s clearing broker.

In addition, the disclosure under the “Material Contracts” section on page 79 of the Prospectus is replaced with following:

Futures Commission Merchant Agreement

ADMIS, in its capacity as a registered FCM, serves as the Fund’s clearing broker and as such arranges for the execution and clearing of the Fund’s futures and options on futures transactions. Pursuant to the Futures Commission Merchant Agreement between ADMIS and the Fund, the Fund agrees to indemnify and hold harmless ADMIS, its directors, officers, employees, agents and affiliates from and against all claims, damages, losses and costs (including reasonable attorneys’ fees) incurred by ADMIS in connection with: (a) any failure by the Fund to perform its obligations under the Futures Commission Merchant Agreement and any exercise by ADMIS of its rights and remedies thereunder; (b) any failure by the Fund to comply with the applicable law; (c) any action reasonably taken by ADMIS or its affiliates or agents to comply with the applicable law; and (d) any reliance by ADMIS on any instruction, notice or communication that ADMIS reasonably believes to originate from a person authorized to act on behalf of the Fund. Also, the Fund agrees to remain liable for and pay to ADMIS on demand the amount of any deficiency in the Fund’s Accounts, and the Fund shall reimburse, compensate and indemnify ADMIS for any and all costs, losses, penalties, fines, taxes and damages that ADMIS may incur in collecting such deficiency or otherwise exercising its rights and remedies under the Futures Commission Merchant Agreement.

The Futures Commission Merchant Agreement may be terminated at any time by the Fund or ADMIS by written notice to the other.

Each reference to the Fund’s FCM throughout the Prospectus should hereafter refer to ADMIS and any reference to Jefferies specifically shall be replaced with ADMIS.

Additionally, the “Executive Officers of The Trust and Principals and Significant Employees of Sponsor” section on page 66 of the Prospectus has been modified as follows to add Eric W. Falkeis and Brian Jacobs as Principals of the Sponsor:

Name, Age	Position
Eric W. Falkeis	Chief Operating Officer and Principal of the Sponsor
Age: 41

Brian Jacobs	President and Principal of the Sponsor
Age: 54

Eric W. Falkeis is dually employed by the Sponsor and Rafferty. Mr. Falkeis joined Rafferty in March 2013 as President and became Chief Operating Officer of Rafferty in April 2014. Prior to joining Rafferty and the Sponsor, Mr. Falkeis spent 16 years with USBFS. From April 2006 to March 2013, Mr. Falkeis was Senior Vice President and Chief Financial Officer of USBFS. From August 1997 to April 2006, Mr. Falkeis was Vice President of USBFS. Effective April 24, 2015, Mr. Falkeis became a Principal of the Sponsor.

Mr. Jacobs is dually employed by the Sponsor and Rafferty. Mr. Jacobs joined Rafferty in April 2014 as President. Prior to joining Rafferty and the Sponsor, Mr. Jacobs was the Managing Partner of Jacobs Strategic Consulting from February 2012 to March 2014 and previously from October 2009 to March 2010. From April 2010 to February 2012, Mr. Jacobs was the CEO of Hatteras Investments and Hatteras Funds. Prior to joining Hatteras Funds, Mr. Jacobs worked at Baron Capital from February 2009 to September 2009 and Allianz Global Investors in various roles from March 2000 to October 2008. Effective May 20, 2015, Mr. Jacobs became a Principal of the Sponsor.

This supplement contains information which amends, supplements or modifies certain information contained in the Prospectus of the Direxion Shares ETF Trust II dated October 31, 2014, as last supplemented May 26, 2015. Please read it and keep it with your Prospectus for future reference.